EXHIBIT 12.1

STATEMENTS OF COMPUTATION OF RATIOS

	Year Ended December 31,
(in thousands of U.S. dollars)	2011	2010	2009	2008	2007
Fixed charges:
Interest expense	$35,696	$64,904	$87,041	$98,903	$93,779
Portion of rent expense representative of interest	9,144	9,174	9,513	10,419	8,967

Total fixed charges	$44,840	$74,078	$96,554	$109,322	$102,746

Earnings (Loss):
Earnings (loss) before income taxes	$179,744	$632,655	$110,943	$(215,837)	$79,996
Fixed charges per above	44,840	74,078	96,554	109,322	102,746

Total earnings (loss)	$224,584	$706,733	$207,497	$(106,515)	$182,742

Ratio of earnings to fixed charges	5.01	9.54	2.15	(a )	1.78

(a)	Earnings for the year ended December 31, 2008 were inadequate to cover fixed charges by $215.8 million.